SUSAN STOOPS ANCARROW	TROUTMAN SANDERS LLP
804.697.1861 telephone	Attorneys at Law
804.698.6015 facsimile	Troutman Sanders Building
susan.ancarrow@troutmansanders.com	1001 Haxall Point
P.O. Box 1122 (23218-1122)
Richmond, Virginia 23219
804.697.1200 telephone
troutmansanders.com

FBS0001

Confidential Treatment Requested by

First Bankshares, Inc.

This letter omits confidential information

included in the unredacted version of this

letter that was delivered to the Staff.

August 14, 2009

BY EDGAR

Mr. Mark Webb, Legal Branch Chief

Mr. Michael Seaman, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

RE:	First Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 2, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 000-53380

Dear Messrs. Webb and Seaman:

On behalf of our client, First Bankshares, Inc. (the Corporation), we are transmitting herewith for filing pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the Amendment) to the Corporation’s Preliminary Proxy Statement on Schedule 14A filed by the Corporation on July 2, 2009 (the Preliminary Proxy Statement), along with the Corporation’s responses to the comments raised by the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) in the comment letter dated July 29, 2009 (the Commission Comment Letter), addressed to Darrell G. Swanigan, President and Chief Executive Officer of the Corporation, relating to the Preliminary Proxy Statement.

We are providing herewith three paper courtesy packages to Michael Seaman’s attention. Each courtesy package includes a marked copy of the Amendment and the Corporation’s response to the Commission Comment Letter, together with exhibits thereto.

ATLANTA	CHICAGO	HONG KONG	LONDON	NEW YORK	NEWARK	NORFOLK	ORANGE COUNTY

RALEIGH	RICHMOND	SAN DIEGO	SHANGHAI	TYSONS CORNER	VIRGINIA BEACH	WASHINGTON, DC

FBS0002

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

For convenience of reference, each Staff comment is reprinted in italics as issued in the Commission Comment Letter, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Corporation. All page references in the Corporation’s responses are to pages in the Amendment.

Confidential Treatment

The documents attached hereto as Exhibits A and B in support of the Corporation’s response to Comment 3 of the Commission Comment Letter contain confidential business and proprietary information relative to the Corporation. We respectfully request, on behalf of the Corporation, that the information contained in Exhibits A and B, Bates numbers FBS0019—FBS0058 (collectively, the Confidential Information), be accorded confidential treatment under the Freedom of Information Act (5 U.S.C. § 552(b)) (FOIA) pursuant to 17 C.F.R. § 200.83 and the Commission’s Release No. FOIA-65.

We also specifically request, on behalf of the Corporation, that, pursuant to FOIA and applicable rules of the Commission, any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission (or of any other government agency) that incorporate, include or relate to any of the matters (i) contained in the Confidential Information or (ii) referred to in any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of the Corporation or Xenith Corporation (Xenith), or their affiliates, and (b) employees of the Commission (or any other government agency) be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

If any person who is not an employee of the Commission (including any other government employee) requests an opportunity to inspect or copy the Confidential Information, we specifically request, on behalf of the Corporation, that the Corporation be (i) promptly notified of any such request, (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request) and (iii) given sufficient advance notice of any intended release so that the Corporation and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the materials referred to are exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, the Corporation hereby requests an opportunity to be heard on such matter. Such notice may be provided to the undersigned.

The Corporation requests that at the conclusion of the Commission’s review of materials included herewith as Exhibits A and B, all copies be returned to the undersigned at the address listed above.

FBS0003

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

Preliminary Proxy Statement on Schedule 14A

General

1.	Comment: We note that First Bankshares will be the surviving legal entity in the merger and that its name will be changed to Xenith Bankshares following completion of the merger. We also note that the First Bankshares articles of incorporation and bylaws will be amended and restated at the effective time of the merger to effectuate a number of changes. Rule 14a-4(a)(3) requires you to identify clearly and impartially each separate matter intended to be acted upon. Please revise your proxy accordingly to unbundle the material changes resulting from the adoption of the new articles of incorporation for Xenith Bankshares.

Response:

The Corporation acknowledges the Staff’s comment and, as discussed with representatives of the Staff by telephone on July 31, 2009, has revised the disclosure to unbundle the material amendments resulting from the adoption of the amended and restated articles of incorporation into six additional proposals in accordance with Rule 14a-4(a)(3) and related Staff interpretations. These new proposals are: (1) changing the name of the Corporation to Xenith Bankshares, Inc.; (2) increasing the number of authorized shares of the Corporation’s common stock from 10 million to 100 million shares; (3) authorizing the issuance of up to 25 million shares of blank check preferred stock; (4) amending shareholder voting requirements for extraordinary transactions such as an amendment of the articles of incorporation, a merger, a share exchange or a disposition of all or substantially all of the surviving corporation’s assets; (5) establishing cause as the sole standard for removing directors; and (6) amending the procedures for persons other than officers and directors to obtain indemnification. These six proposals contain all of the material amendments to the Corporation’s articles of incorporation contained in the proposed amended and restated articles of incorporation for the surviving company. These amendments, if approved by the First Bankshares shareholders, will become effective as of the effective time of the merger. As noted in the Amendment, these amendments will not become effective if the merger does not close.

FBS0004

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

2.	Comment: Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response:

The Corporation acknowledges the Staff’s comment and has revised the disclosure to include updated historical and pro forma financial information in this filing.

3.	Comment: Please confirm that First Bankshares’ projections have not been provided to Xenith, or include them in the filing.

Response:

The Corporation acknowledges the Staff’s comment. The Corporation provided to Xenith via computer server access copies of the Corporation’s preliminary and updated 2009 budget and related assumptions, all attached hereto as Exhibit A (collectively, the “budget”). The budget was prepared by the Corporation in the ordinary course of its business for its own internal purposes and was made available to Xenith as an incident to Xenith’s general business diligence. Xenith has represented to the Corporation that the budget did not have a meaningful role in Xenith’s merger deliberations. Xenith did not use the budget in constructing its own internal projections for the combined company or for any other financial modeling purpose or any other purpose material to Xenith’s consideration of the proposed merger.

The Corporation also respectfully submits that inclusion of the information in the budget in the joint proxy statement would be misleading and confusing. Inclusion of the information in the budget would be misleading because it would imply that the budget had a material role in Xenith’s merger deliberations. As noted above, the budget did not have any meaningful role in those deliberations. In fact, the budget was provided to Xenith in response to Xenith’s general business due diligence conducted in connection with the merger. Moreover, inclusion of the information in the budget would be confusing due to its material deviation from the Corporation’s actual financial position and results of operation as of and for the six months ended June 30, 2009, as summarized in Exhibit B (based on the most recent version of the materials made available to Xenith).

For the foregoing reasons, the Corporation respectfully requests that it be permitted to exclude the information in the budget, and any summary thereof, from the joint proxy statement.

Summary, page 1

4.	Comment: This section should be called Summary Term Sheet. Please revise.

FBS0005

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

Response:

The Corporation acknowledges the Staff’s comment and has revised the disclosure on page 1 to rename this section “SUMMARY TERM SHEET.”

5.	Comment: Please revise the introductory language to indicate that the summary highlights all material matters contained in the proxy statement, not “selected information.”

Response:

The Corporation acknowledges the Staff’s comment and has revised the introductory language to the “SUMMARY TERM SHEET” on page 1 to indicate that the SUMMARY TERM SHEET contains “the material information about the merger in this joint proxy statement,” instead of “selected information from this joint proxy statement.” The Corporation has made further revisions to the introductory language, as well, all of which are shown in the marked text below.

This summary highlights ~~selected~~the material information about the merger in~~from~~ this joint proxy statement ~~and does~~. It may not, however, contain all of the information that may be important to you~~. To better~~ or that you should consider before voting. To fully understand the proposals you are being asked to vote on, including the merger proposal, and for a more complete description of the legal terms of the merger, you should read carefully ~~read~~ this entire joint proxy statement, including the annexes to this joint proxy statement.

6.	Comment: At or near the beginning of this section, clearly and briefly inform shareholders that the merger is conditioned on Xenith Corporation completing an offering resulting in gross proceeds available of not less than $40.0 million. State whether this condition has been satisfied.

Response:

The Corporation acknowledges the Staff’s comment. As described under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF XENITH CORPORATION–Private Offering” beginning on page 148, on June 26, 2009, Xenith sold 4,758,100 shares of its common stock in a private offering, resulting in gross proceeds to Xenith of $47.58 million. The cash proceeds from the private offering have been placed in an escrow account until all conditions to the completion of the merger have been satisfied or waived. As such, the private offering condition has effectively been satisfied, but for the satisfaction or waiver of all other conditions to the closing of the merger.

FBS0006

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

Since the private offering condition has been satisfied, but for the satisfaction or waiver of all other conditions to the closing of the merger, the Corporation respectfully submits that the private offering condition is most meaningfully discussed in the context of the other conditions to closing under the caption “SUMMARY TERM SHEET—Conditions to the Completion of the Merger (page 79)” beginning on page 5. The Corporation also respectfully submits that to discuss the private offering condition both at the beginning of the “SUMMARY TERM SHEET” and under the caption “SUMMARY TERM SHEET—Conditions to the Completion of the Merger (page 79)” beginning on page 5 would be of minimal benefit to or confuse the reader.

Instead of describing the private offering condition at or near the beginning of the “SUMMARY TERM SHEET,” the Corporation has revised the disclosure to clarify the current status of satisfaction of the private offering condition by adding the following sentence to the end of the last bullet under the section captioned “SUMMARY TERM SHEET—Conditions to the Completion of the Merger (page 79)”:

As described under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF XENITH CORPORATION–Private Offering”, this private offering has been completed and resulted in gross proceeds to Xenith Corporation of $47.58 million. The cash proceeds from the private offering, which exclude amounts previously contributed and amounts committed to be contributed were placed in an escrow account with a third-party escrow agent. Under the terms of the escrow agreement, the cash proceeds will not be released to Xenith Corporation until all other conditions to the completion of the merger have been satisfied or waived at which time this condition will have been satisfied.

In addition, the Corporation has added conforming disclosure based on the above sentence to the discussions of the private offering condition in the last bullet under the caption “PROPOSAL I – APPROVAL OF THE MERGER AND RELATED MATTERS—Conditions to the Completion of the Merger—Mutual Closing Conditions” beginning on page 79 and in the second paragraph under the caption “PROPOSAL I – APPROVAL OF THE MERGER AND RELATED MATTERS—Effect of Termination; Termination Fees” beginning on page 86.

Risk Factors, page 17

7.	Comment: Please revise the risk factors section to address separately the risks for First Bankshares shareholders and Xenith shareholders.

FBS0007

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

Response:

The Corporation acknowledges the Staff’s comment and has revised the risk factors section beginning on page 17 to reorder the risk factors presented under the heading “RISK FACTORS—Risks Related to the Merger.” The Corporation has grouped the risk factors according to which company’s shareholders such risk factors are most directly relevant. Specifically, as discussed with representatives of the Staff by telephone on July 31, 2009, the risk factors that are relevant to both Corporation shareholders and Xenith shareholders are presented first, risk factors that are most directly relevant to Corporation shareholders are presented second and risk factors that are most directly relevant to Xenith shareholders are presented third.

To make the significance of the order of these risk factors clear to the reader, the Corporation has revised the disclosure to include the first block of text below on page 20 so that it appears immediately before the grouping of risk factors most directly relevant to First Bankshares shareholders and to include the second block of text below on page 21 so that it appears immediately before the grouping of risk factors most directly relevant to Xenith shareholders.

The following risk factors related to the merger address issues of particular interest to First Bankshares shareholders. However, these risk factors may also be material to shareholders of Xenith Corporation in deciding how to vote their shares in connection with the merger proposal. Accordingly, we encourage all shareholders of First Bankshares and Xenith Corporation to read the following risk factors.

The following risk factors related to the merger address issues of particular interest to Xenith Corporation shareholders. However, these risk factors may also be material to shareholders of First Bankshares in deciding how to vote their shares in connection with the merger proposal and whether to elect to receive cash for all or for a portion of their shares. Accordingly, we encourage all shareholders of Xenith Corporation and First Bankshares to read the following risk factors.

The Corporation believes that the balance of the risk factors presented under headings other than “RISK FACTORS—Risks Related to the Merger” are directly relevant to both Corporation shareholders and Xenith shareholders, as these risk factors address risks that will be applicable to any shareholder of the surviving, combined company: Xenith Bankshares. As discussed with representatives of the Staff by telephone on July 31, 2009, the Corporation has not revised the disclosure to expressly indicate the relevance of the remaining risk factors to both Corporation shareholders and Xenith shareholders, as the Corporation believes that such relevance is clearly expressed in the headings for these risk factors (i.e., “RISK FACTORS— Risks Related to the Banking Industry,” “RISK FACTORS—Risks Related to the Combined Company,” “RISK FACTORS—Risks Related to the Status of BankCap Partners Fund as a Bank Holding Company” and “RISK FACTORS—Risks Related to Xenith Bankshares Common Stock”).

FBS0008

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

The operating performance and financial position…, page 18

8.	Comment: Please revise to specifically clarify or quantify the “material increase in First Bankshares’ allowance for loan losses” that would not obligate Xenith to complete this merger.

Response:

The Corporation acknowledges the Staff’s comment and, as discussed with representatives of the Staff by telephone on July 31, 2009, has revised the disclosure in the risk factor titled “The operating performance and financial position…” on page 17 to describe more clearly and accurately the provisions in the merger agreement discussed in the risk factor that would permit Xenith to not complete the merger. The risk factor has also been revised to clarify that the possible deterioration of the Corporation’s operating performance and financial position is not limited to the risk of incurrence of losses or increases in the Corporation’s loan loss reserve.

The statement that Xenith would not be obligated to complete the merger if there were a material increase in the Corporation’s allowance for loan and lease losses relates to Section 10.02(a) of the Agreement, under which Xenith’s obligations under the Agreement are conditioned upon the material truthfulness at the effective time of the merger of the Corporation’s representations and warranties under the Agreement, and Section 5.10(m) of the Agreement, in which the Corporation represents that there has not been any material increase in the Corporation’s allowance for loan and lease losses since December 31, 2008. The Corporation has revised the final sentence of the risk factor to reflect that Section 10.02(a) makes the material truthfulness at the effective time of the merger of all of the Corporation’s representations and warranties a condition to Xenith’s obligations under the Agreement, not only those representations that relate to material increases in the Corporation’s allowance for loan and lease losses.

Section 5.10(m) of the Agreement does not specify, either quantitatively or qualitatively, what increase in the Corporation’s allowance for loan and lease losses would be deemed material. Furthermore, the Agreement does not define the term “material” in a general sense. As such, the Corporation believes that to specifically clarify or quantify what increase in the Corporation’s allowance for loan and lease losses would be “material” would mischaracterize the

FBS0009

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

contractual provision being described. As described above, the Corporation has revised the risk factor to replace the specific reference to material increases in the allowance for loan and lease losses with a more inclusive description of the condition that the Corporation’s representations and warranties be materially true at the effective time of the merger.

Although the merger is conditioned on Xenith Corporation having raised…, page 18

9.	Comment: Please reconcile this risk factor with the disclosures contained in the Unaudited Condensed Combined Financial Information beginning on page 36, and the notes thereto, as well as the disclosure under “Private Offering” on page 148. This risk factor estimates that approximately $30.98 million of the $47.58 million of gross proceeds from the Xenith Corporation offering will consist of cash available for use in operations after the merger. Note 4 to the pro forma information indicates that the net proceeds from the Xenith Corporation offering were $41.54 million and that this amount has been allocated to Cash and Cash Equivalent and Securities Available for Sale in the pro forma presentation. We also note that Note 2 refers to the $41.54 million as “gross proceeds.” The “Private Offering” section indicates that gross cash proceeds from the offering equaled approximately $36.8 million.

Response:

The Corporation acknowledges the Staff’s comment and, as discussed with representatives of the Staff by telephone on July 31, 2009, the Corporation has revised the disclosure in the risk factor titled “Although the merger is conditioned on Xenith Corporation having raised. . .” on page 18, Note 2 contained in “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” beginning on page 40 and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF XENITH CORPORATION—Private Offering” beginning on page 148 to replace references to “gross cash proceeds” with “cash proceeds” and reconcile the estimates of cash proceeds and net cash proceeds from Xenith’s private offering.

Following the completion of the merger, BankCap Partners Fund…, page 32

10.	Comment: Please disclose the estimated post-merger exercise price of the warrants to purchase Xenith Bankshares common stock that will be owned by BankCap Partners Fund.

Response:

The Corporation acknowledges the Staff’s comment and has revised the disclosure in the risk factor titled “Following completion of the merger, BankCap Partners Fund…” on page 32 to state that the post-merger exercise price of the warrants to purchase Xenith Bankshares common stock that will be owned by BankCap Partners Fund will be $11.03 per share, based on the assumptions regarding the exchange ratio described under “PROPOSAL I – APPROVAL OF THE MERGER AND RELATED MATTERS—Merger Consideration.”

FBS0010

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Condensed Combined Balance Sheet as of March 31, 2009

Note 4 – Pro Forma Adjustments, page 42

11.	Comment: Please tell us how your reverse acquisition accounting is appropriate under paragraphs A108-A-129 of FAS 141(R). Specifically, tell us how you applied paragraph A111 in your adjustments to reflect changes in shareholders’ equity. Please address (a) – (e) in this paragraph and how your accounting is appropriate under this guidance.

Response:

Paragraph A108 of FAS 141(R) provides that a “reverse acquisition occurs when the entity that issues securities (the legal acquirer) is identified as the acquiree for accounting purposes based on the guidance in paragraphs A10 – 15” of FAS 141(R). Paragraph A12 of FAS 141(R), which sets forth certain criteria to be considered when attempting to identify the acquirer in a business transaction effected primarily by exchanging equity interests, appears to be applicable to the merger. These criteria as applied to the merger are as follows:

a.	The relative voting rights in the combined entity after the business combination. After the completion of the merger, assuming that (i) the exchange ratio in the merger is 0.9068 shares of Xenith Bankshares, Inc. common stock for each share of Xenith common stock and (ii) 25% of the total number of shares of the Corporation’s common stock outstanding immediately prior to the effective time of the merger are converted into the right to receive the cash payment of $9.23 per share, it is estimated that the current Corporation shareholders will own approximately 25.97% of the combined company and current Xenith shareholders will own approximately 74.03% of the combined company, in each case, on a fully diluted basis.

b.	The composition of the governing body of the combined entity. After the completion of the merger, the combined company will be governed by a board of directors of up to 20 directors, initially consisting of 10 directors comprised of the current seven directors of Xenith and three directors designated by the Corporation.

c.	The composition of the senior management of the combined entity. After the completion of the merger, the current executive officers of Xenith will serve as

FBS0011

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

the executive officers of the combined entity. For example, T. Gaylon Layfield, III, the current President, Chief Executive Officer and director of Xenith, will serve as President and Chief Executive Officer of Xenith Bankshares, and Thomas W. Osgood, the current Chief Financial Officer and Chief Administrative Officer of Xenith, will serve as Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer of Xenith Bankshares.

d.	The terms of the exchange of equity interests. Under the terms of the merger agreement, the Corporation’s shareholders will receive a premium over the precombination fair value of their shares of the Corporation’s common stock. The Corporation’s shareholders who elect to receive cash will receive cash in excess of the precombination fair value of their shares.

Based upon the criteria in paragraph A12 of FAS 141(R), Xenith was determined to be the accounting acquirer in the merger. Furthermore, since the equity interests to be acquired (legal acquiree) are Xenith and Xenith was determined to be the accounting acquirer under paragraph A12 of FAS 141(R), the Corporation and Xenith believe that the merger should be considered to be a reverse acquisition and that reverse acquisition accounting is appropriate under paragraphs A108 – A129 of FAS 141(R).

After determining that the merger should be considered to be a reverse acquisition and that reverse acquisition accounting is appropriate under paragraphs A108 – A129 of FAS 141(R), the Corporation and Xenith, among other things, made certain adjustments to reflect changes in shareholders’ equity of the combined entity following the guidance set forth in paragraph A111 of FAS 141(R). Set forth below is the guidance in paragraph A111(a) – (e) of FAS A111 together with the specific application thereof to the adjustments to shareholders’ equity in the unaudited pro forma condensed combined balance sheet.

a.	The assets and liabilities of the legal subsidiary (the accounting acquirer) recognized and measured at their precombination carrying amounts.

Xenith is the accounting acquirer and its assets and liabilities are measured at their precombination carrying amounts.

b.	The assets and liabilities of the legal parent (the accounting acquiree) recognized and measured in accordance with this Statement.

The Corporation is the accounting acquiree and its assets and liabilities have been measured at fair value in accordance with FAS 141(R) in the unaudited pro forma condensed combined balance sheet. Please see B to note 4 to the unaudited pro forma condensed combined financial information for details of the adjustments.

FBS0012

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

c.	The retained earnings and other equity balances of the legal subsidiary (accounting acquirer) before the business combination.

Pro forma retained earnings of the Corporation have been eliminated in the pro forma adjustments. Other common stock and other equity balances have been adjusted to reflect issuance of securities in connection with Xenith’s private placement of shares of its common stock and in connection with the merger. Please see further discussion under (d) below.

d.	The amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with this Statement. However, the equity structure (that is, the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition.

The calculation of the fair value of consideration transferred for this type of transaction is described in paragraph A120 of FAS 141(R). The fair value of the consideration transferred calculated in accordance with paragraph A120 for the merger, which is detailed in Exhibit C hereto, approximates the value as detailed in B to note 4 the unaudited pro forma condensed combined financial information. The pro forma equity structure reflects the equity structure of Xenith Bankshares, the legal parent immediately after the merger. Xenith’s equity has been restated using the exchange ratio established pursuant to the merger agreement.

e.	The noncontrolling interest’s proportionate share of the legal subsidiary’s (accounting acquirer’s) precombination carrying amounts of retained earnings and other equity interests as discussed in paragraphs A112 and A113 and illustrated in paragraphs A126–A129.

Since all shareholders of Xenith are expected to become shareholders in the surviving entity through the merger, this guidance is not applicable.

FBS0013

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

Comparative Per Share Data, page 45

12.	Comment: The first paragraph of this section indicates that one part of this table shows information on an “equivalent pro forma combined basis for Xenith Bankshares.” However, in the table itself, this information is labeled as “Xenith Corporation Equivalent Pro Forma.” Please revise.

Response:

The Corporation acknowledges the Staff’s comment and has revised the disclosure to change the last word of the first paragraph under the caption “COMPARATIVE PER SHARE DATA” on page 45 to “Corporation” in order to match the description provided below in the table itself.

Background of the Merger, page 62

13.	Comment: This section appears to be written predominantly from Xenith’s point of view. Please revise to give at least equal weight to events occurring at First Bankshares during the time period covered. Among other things, describe any alternative transactions that were under consideration. In this regard, we note from other filings that First Bankshares had been approved for participation in the U.S. Treasury Department’s Capital Purchase Program but withdrew its application following entry into the merger agreement.

Response:

The Corporation acknowledges the Staff’s comment and has revised the disclosure under “PROPOSAL I – APPROVAL OF THE MERGER AND RELATED MATTERS – Background of the Merger” beginning on page 62 to give equal weight to the events occurring at the Corporation during the time period covered, including discussing the Corporation’s initial intention to participate in the Capital Purchase Program.

Opinion of First Bankshares’ Financial Advisor, page 70

14.	Comment: Please describe any material relationship that existed during the past two years between First Bankshares and Anderson & Strudwick, Inc. If any, also describe and quantify the amounts paid to A&S for work over the past two years.

FBS0014

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

Response:

The Corporation acknowledges the Staff’s comment. On behalf of the Corporation, we confirm that no material relationship between the Corporation and Anderson & Strudwick, Inc. (A&S), other than A&S’s role as the Corporation’s financial advisor in connection with the merger, has existed during the past two years. To clarify this in the joint proxy statement, the Corporation has added the following sentence to the end of the first paragraph under the caption “PROPOSAL I – APPROVAL OF THE MERGER AND RELATED MATTERS—Opinion of First Bankshares’ Financial Advisor” beginning on page 70:

Prior to such selection, no material relationship had existed between First Bankshares and A&S.

The Corporation has not paid any amounts to A&S for work over the past two years, other than payments by the Corporation to A&S in its capacity as financial advisor in connection with the merger. The amounts paid and to be paid in connection with A&S’s role as the Corporation’s financial adviser in connection with the merger are discussed under the caption “PROPOSAL I – APPROVAL OF THE MERGER AND RELATED MATTERS—Opinion of First Bankshares’ Financial Advisor—Other Analyses” beginning on page 76.

15.	Comment: Please identify the eight comparable transactions.

Response:

The Corporation acknowledges the Staff’s comment and has revised the disclosure to replace the first sentence under the caption “PROPOSAL I – APPROVAL OF THE MERGER AND RELATED MATTERS—Opinion of First Bankshares’ Financial Advisor—Selected Transaction Analysis” beginning on page 73 with the following:

A&S reviewed certain financial data related to a set of North Carolina and Virginia bank mergers announced since May 8, 2008 (eight transactions):

•	the merger between Four Oaks Fincorp, Inc. and Nuestro Banco, announced on April 30, 2009;

•	the merger between Eastern Virginia Bankshares, Inc. and First Capital Bancorp, Inc., announced on April 3, 2009;

•	the merger between First Community Bancshares, Inc. and TriStone Community Bank, announced on April 2, 2009;

•	the merger between Union Bankshares Corporation and First Market Bank, FSB, announced on March 30, 2009;

•	the merger between 1st Financial Services Corporation and AB&T Financial Corporation, announced on February 17, 2009;

FBS0015

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

•	the merger between Hampton Roads Bankshares, Inc. and Gateway Financial Holdings, Inc., announced on September 24, 2008;

•	the merger between Yadkin Valley Financial Corporation and American Community Bancshares, Inc., announced on September 10, 2008; and

•	the merger between First Community Bancshares, Inc. and Coddle Creek Financial Corp., announced on July 31, 2008.

Proposal II – Election of Directors of First Bankshares

Interest of Management in Certain Transactions, page 116

16.	Comment: Please revise to disclose, if accurate, that the loans to executive officers, directors and their associates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to SuffolkFirst Bank. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response:

The Corporation acknowledges the Staff’s comment and has revised the disclosure on page 116 to clarify that such loans to executive officers, directors and their associates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with “persons not related to SuffolkFirst Bank.”

17.	Comment: Please include information required by Item 404(b) of Regulation S-K.

Response:

As discussed with representatives of the Staff by telephone on July 31, 2009, the Corporation understands that the Staff has withdrawn this comment.

Description of Xenith Bankshares Capital Stock, page 150

18.	Comment: You may not qualify your description by reference to the applicable provisions of Virginia law. Please delete this reference from the introductory language and ensure that this section describes all of the material terms of Xenith Bankshares common stock.

Response:

The Corporation acknowledges the Staff’s comment and has revised the disclosure to delete the reference to “the applicable provisions of Virginia law” from the introduction to the “DESCRIPTION OF XENITH BANKSHARES CAPITAL STOCK,” which begins on page 150. In addition, the Corporation has reviewed and revised the disclosure under the caption “DESCRIPTION OF XENITH BANKSHARES CAPITAL STOCK” to ensure that the section describes all of the material terms of Xenith Bankshares common stock.

FBS0016

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

Comparative Rights of Shareholders, page 154

19.	Comment: You may not qualify your summary by reference to the applicable provisions of Virginia law. Also, it may not be qualified by reference to the respective governing corporate instruments of the parties unless they are attached to the proxy statement and a cross-reference is provided. Please revise accordingly and ensure that this section describes all of the material differences in shareholder rights.

Response:

The Corporation acknowledges the Staff’s comment and has revised the disclosure under the caption “COMPARATIVE RIGHTS OF SHAREHOLDERS” beginning on page 154 to delete qualifying references to applicable provisions of Virginia law and to governing corporate instruments that are not attached to the joint proxy statement as an annex and cross-referenced. In addition, the Corporation has otherwise reviewed and revised the disclosure under the caption “COMPARATIVE RIGHTS OF SHAREHOLDERS” to ensure that it describes all of the material differences in the rights of the Corporation’s shareholders and Xenith Bankshares’ shareholders.

Where You Can Find More Information, page 172

20.	Comment: Information may be incorporated by reference only in the manner and to the extent specifically permitted under Schedule 14A. In addition, a document that is attached as an annex to the proxy statement is not incorporated by reference. Please revise to remove all references to incorporation by reference, both in this section and elsewhere. Refer to Note D to Schedule 14A.

Response:

The Corporation acknowledges the Staff’s comment, and has revised disclosure in the joint proxy statement to remove all references to incorporation by reference.

FBS0017

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2009

General

21.	Comment: We note that certain exhibits to the First Bankshares Form 10-K have not been filed with the Commission. You can only incorporate by reference exhibits filed with the Commission. See Exchange Act Rule 12b-32. Please file the exhibits that have not been filed with the Commission.

Response:

The Corporation acknowledges the Staff’s comment and, except as noted below, has filed the referenced exhibits as exhibits to the Corporation’s quarterly report on Form 10-Q filed with the Commission on August 7, 2009. Exhibit 10.10, the Remote Data Processing Agreement between SuffolkFirst Bank and SBS Data Services, Inc., listed on the Corporation’s annual report on Form 10-K filed February 23, 2009 (the 2008 10-K) has not been filed with the Commission because the Corporation has determined that it was not a material contract at the time of the 2008 10-K filing and that this agreement, therefore, was mistakenly included as a material contract. As the Staff will note, consistent with this determination, this agreement was removed from the Corporation’s exhibit list in connection with the Corporation’s Amendment No. 1 to Form 10-K filed on June 12, 2009 (the 2008 10-K/A). Exhibit 10.3 was incorrectly identified in the 2008 10-K exhibit list as the “2003 Stock Incentive Plan (incorporated herein by reference to Exhibit 6.5 to Form 10-SB filed April 23, 2004),” but as reflected in the updated exhibit list to the 2008 10-K/A should have instead referenced the First Bankshares, Inc. Stock Option Plan, which was previously filed as Exhibit 99.1 to registration statement on Form S-8 filed with the Commission on August 21, 2008.

22.	Comment: Please revise future filings to fully comply with the disclosure requirements of Guide 3. Specifically, please make sure your future filings include all the disclosure requirements in Sections I.C., II.B., III.C., and IV.A. and B.

Response:

The Corporation acknowledges the Staff’s comment, and as discussed with a representative of the Staff by telephone on August 14, 2009, will respond to this comment in a separate response letter.

FBS0018

Confidential Treatment Requested by

First Bankshares, Inc.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 14, 2009

Notes to Consolidated Financial Statements

Securities

23.	Comment: Please revise future filings to include the disclosures required by paragraph 17.a of FASB Staff Position Nos FAS 115-1 and FAS 124-1 (as amended) concerning the duration investments have been in an unrealized loss position. Show us what your revision will look like in your response.

Response:

The Corporation acknowledges the Staff’s comment, and as discussed with a representative of the Staff by telephone on August 14, 2009, will respond to this comment in a separate response letter.

24.	Comment: We note significant unrealized losses in your mortgage backed securities and corporate securities portfolios. Please provide us with a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2008 and March 31, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal or greater than the carrying value of the instrument.

Response:

The Corporation acknowledges the Staff’s comment, and as discussed with a representative of the Staff by telephone on August 14, 2009, will respond to this comment in a separate response letter.

Please direct any questions to Darrell G. Swanigan (telephone: (757) 934-6385; fax: (757) 934-1888) or to the undersigned (telephone: (804) 697-1861; fax: (804) 698-6015).

Very truly yours,

/s/ Susan Stoops Ancarrow
Susan Stoops Ancarrow

cc:	Darrell G. Swanigan, First Bankshares, Inc.

Jacob A. Lutz, III, Esq.

FBS0019

Confidential Treatment Requested by

First Bankshares, Inc.

Exhibit A – Budget

Confidential treatment requested by First Bankshares, Inc. This information is confidential. Accordingly, this information has been redacted from pages FBS0019-FBS0057, and it will be provided supplementally to the Staff of the Commission in hard copy only.

FBS0058

Confidential Treatment Requested by

First Bankshares, Inc.

Exhibit B

Summary of Differences Between the Budget and

Actual Financial Position and Results of Operation

As of and for the Six Months Ended June 30, 2009

Confidential treatment requested by First Bankshares, Inc. This information is confidential. Accordingly, this information has been redacted from page FBS0058, and it will be provided supplementally to the Staff of the Commission in hard copy only.

FBS0059

Confidential Treatment Requested by

First Bankshares, Inc.

EXHIBIT C

Consideration In A Reverse Merger Under SFAS 141R

	First Bankshares	Xenith	Total
Calculation of Relative Ownership After the Merger

Shares	2,276,298	4,758,100	7,034,398
Percentage of Shares Opting for Cash	25%

Shares Opting for Cash	569,075
Cash Price Per Share	$9.23

Amount Paid for Shares Opting for Cash	$5,252,558

Remaining Shares	1,707,224	4,758,100	6,465,324
Conversion Ratio		0.9523

Post Merger Share Distribution / Ownership—Shares	1,707,224	4,531,139	6,238,362
Post Merger Share Distribution / Ownership—Percentage	27.37%	72.63%	100.00%

Calculate Consideration transferred Under SFAS 141R—Appendix A109 & A120

Shares Xenith would have issued to get to same Ownership Percentage above	1,792,737	4,758,100	6,550,837
Ownership Percentage	27.37%	72.63%	100.00%

Assumed Issued Shares	1,792,737
Assumed Price per Share	$8.79

Fair Value of Remaining Shares	$15,757,673

Assume best indication of value is derived from what First Bankshares agreed to accept:	$21,010,000
Less Amount Paid for Shares Opting for Cash	(5,252,558)

Remaining Value	$15,757,442
Assumed Issued Shares	1,792,737

Assumed Price per remaining Shares	$8.79

Equity Consideration	$15,757,673
Cash Consideration	5,252,558
Fair Value of First Bankshares outstanding options	140,000

Total Consideration	$21,150,231

Estimate included in Pro Formas	21,150,000

Difference	$231	Difference due to truncation

First Bankshares Book Equity	16,449,442	Per Q1 2009 10Q
Total Consideration / Book Value	129%

FBS0060

Confidential Treatment Requested by

First Bankshares, Inc.

Measuring the Consideration Transferred

A109. In a reverse acquisition, the accounting acquirer usually issues no consideration for the acquiree. Instead, the accounting acquiree usually issues its equity shares to the owners of the accounting acquirer. Accordingly, the acquisition-date fair value of the consideration transferred by the accounting acquirer for its interest in the accounting acquiree is based on the number of equity interests the legal subsidiary would have had to issue to give the owners of the legal parent the same percentage equity interest in the combined entity that results from the reverse acquisition. Paragraph A120 illustrates that calculation. The fair value of the number of equity interests calculated in that way can be used as the fair value of consideration transferred in exchange for the acquiree